For fiscal year ended (a) December 31, 1995
File number (c) 811-2896


                          SUB-ITEM 77J


 Revaluation of Assets or Restatement of Capital Share Account

     The Prudential High Yield Fund accounts and
reports  for  distributions to  shareholders  in
accordance with AICPA Statement of Position  93-
2:   Determination,  Disclosure,  and  Financial
Statement Presentation of Income, Capital  Gain,
and   Return   of   Capital   Distributions   by
Investment Companies. The effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized loss on investments by $5,720,208.
This was primarily the result of market discount incurred for the year ended December 31, 1995.
Net investment income, net realized gains and net assets were not affected by this change.